

June 5, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Albert Knapp, Chief Financial Officer
Ethanex Energy, Inc.
14500 Parallel Road, Suite A
Basehor, KS   66007

Re: Ethanex Energy, Inc.
       Amendment No. 2 to Registration Statement on Form SB-2
       Filed on: May 21, 2007
       File No.: 333-139787

Dear Mr. Knapp:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It does not appear that you have accurately marked all changes including, e.g. the text you revised under "Selling Stockholders" on page 17 and under "Market for Common Equity..." on page 29. Please ensure that you provide us with precisely marked documents to expedite our review.

Recent Developments, page 2

2. In the third paragraph, discuss the current status of the southern Illinois project. In the discussion under "Development of New Greenfield Plants" on page 43, you state that currently you have one site under development. Please reconcile these disclosures with the statement under "Cost of Development Activities and Financing Efforts" on page 32 that "…you could begin construction at one of the sites by the third quarter of 2007."

Risk Factors, page 4

3. Please update with the termination of the SEMO joint venture.

4. Please make it clear that construction of your first ethanol plant will require $1B and you currently don't have the funding.

Management's Plan of Operations

Bio-Refinery Ethanol Production System, p31

5. Update the discussion concerning the option to acquire, on or before May 31, 2007, one of Buhler's corn fractionation systems.

Illinois Greenfield Opportunity, page 32

6. In the second paragraph, disclose the anticipated cost to construct the plant and the dollar amount of the company's share of the anticipated cost.

Liquidity and Capital Resources, page 33

7. This section or the section under "Cost of Development Activities and Financing Efforts" on page 32 should discuss how the company has used $9 million of proceeds from the September 1, 2006 private offering. Also, discuss how the company intends to use, over the next twelve months, the additional $700 million of financing the company is currently seeking. Refer to response #16 of your May 21, 2007 response letter.

Description of Securities

Capital Stock Issued and Outstanding, page 59

8. We suggest that you include the table, i.e. "Shares Outstanding Detail" and related footnotes that you provided in response #4 of your response letter. Otherwise clarify that the 1,500,000 shares issued pursuant to the exercise of warrants as noted in (vi) were also issued to Ethanex N.A. Class B common stockholders.

Business

General Corporate Matters, page 49

9. As previously requested, disclose the aggregate value of the 46,000,000 shares of common stock issued pursuant to the Merger Agreement and the per share price of the shares.

10. As previously requested, disclose the value of the 10,000,000 shares of Ethanex common stock that was received in exchange for the mineral property option agreement in the "split-off". Also include the per share price of these shares.

Executive Compensation , page 53

11. Describe each executive officer's target performance criteria upon which the bonuses were formulated.

Financial Statements for the period ended March 31, 2007

12. Please revise your consolidated statement of operations and consolidated statement of cash flows to include an inception to date column. Refer to paragraph 11 of SFAS 7.

Note 5 – Property and Equipment, page F-8

13. We note your revised footnote disclosure in response to our prior comment 27. You disclose that the majority of the component of construction in progress relates to a Project Development Agreement with Delta-T Corporation. Tell us the nature of the $750,000 in costs for "preliminary engineering" and your basis for capitalizing these costs. Please also tell of the nature of the remaining costs you have capitalized to construction in progress and your basis for capitalizing those costs. Your basis for such capitalization should be made in light of your revised disclosure on page 2 that as of the date of this prospectus, you have not

completed detailed engineering studies, you have not entered into pricing arrangements with contractors for construction of your facilities, and you have not determined the timing of when construction may start at your sites. Pursuant to paragraphs 8 and 9 of SFAS 2, please tell us your considerations that the costs incurred by you under this contract should not be expensed as incurred in accordance with paragraph 12.

14. Please clarify where you have reflected the $2 million contribution to Ethanex Southern in your financial statements.

Note 12 – Commitments and Contingencies, page F-15

15. We have reviewed your response to our prior comment 32. We repeat our prior comment 32 that if you conclude that you do not meet the requirements of SFAS 5, you should explain your conclusion and the factors that support it. You should provide this disclosure in the notes to your audited financial statements.

Note 13 – Subsequent Events, page F-13

16. We note that as of March 31, 2007, you have not impaired the assets related to the SEMO joint venture. In light of the fact that (i) pursuant to the terms of the Joint Venture Agreement, upon termination SEMO was entitled to keep the $2 million contributed by the Company and (ii) that you had been in discussions with SEMO since late December 2006 about the viability of the joint venture, we do not understand how you were able to demonstrate that the entire $3,770,115 in assets related to the SEMO joint venture were not impaired as of March 31, 2007. Please revise your financial statements according.

17. Disclose why the Company would enter into a business venture whereby the contributions made by the Company could be kept by the other party to the venture if the other party terminated the agreement. Disclose whether you have entered into any other similar agreements.

Pro Forma Financial Information, page F-17

18. In consideration that you now present financial information through March 31, 2007, please expand your pro forma disclosures to include a statement of operations through the interim period ended March 31, 2007. Refer to Item 310(d)(2)(i) of Regulation S-B.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Accountant at (202) 551-3739 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 with any other questions.

Sincerely,



Jennifer R. Hardy
Branch Chief, Legal